Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021
(Unaudited, expressed in thousands of United States dollars, unless otherwise stated)

Condensed Consolidated Interim Financial Statements
For the three months ended March 31, 2022 and 2021

Condensed Consolidated Interim Statements of Financial Position
At March 31, 2022 and December 31, 2021
(Expressed in thousands of United States dollars)

	Note	March 31, 2022	December 31, 2021
Assets
Current assets
Cash and cash equivalents		$151,171	$305,498
Restricted cash		13,230	—
Marketable securities		177,368	240,530
Trade and other receivables		45,967	50,260
Inventories	3	214,900	201,622
Derivative assets	8(a)	94,181	124,234
Prepaid expenses and other current assets		28,808	33,549
Assets held for sale	4	224,178	207,538
		949,803	1,163,231
Non-current assets
Restricted cash		8,611	20,444
Inventories	3	132,696	124,265
Mineral properties, plant and equipment	5	2,577,295	2,497,919
Investment in associate	6	123,733	125,313
Deferred income tax assets		8,233	10,576
Other non-current assets		34,236	25,613
Total assets		$3,834,607	$3,967,361

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities		$162,304	$190,116
Current portion of loans and borrowings	7	26,667	26,667
Derivative liabilities	8(b)	41,332	77,699
Other current liabilities		21,662	22,339
Liabilities relating to assets held for sale	4	82,476	85,745
		334,441	402,566
Non-current liabilities
Loans and borrowings	7	509,580	514,015
Reclamation and closure cost provisions		97,363	95,565
Derivative liabilities	8(b)	7,540	7,158
Deferred income tax liabilities		303,594	312,198
Other non-current liabilities		53,018	50,514
Total liabilities		1,305,536	1,382,016
Shareholders’ equity
Common shares	9(a)	2,023,646	2,006,777
Reserves		41,936	47,038
Accumulated other comprehensive income (“AOCI”)		36,677	84,939
Retained earnings		426,812	446,591
Total equity		2,529,071	2,585,345
Total liabilities and equity		$3,834,607	$3,967,361
Commitments and contingencies (notes 5, 8(b)(iv), 17)
Subsequent event (notes 1, 4, 8(a)(i), 8(b)(iii), 14)
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of (Loss) Income
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of United States dollars, except share and per share amounts)

	Note	2022	2021
Revenue		$223,161	$229,702
Cost of sales
Operating expense	10	(152,350)	(146,798)
Depreciation and depletion		(42,316)	(38,660)
		(194,666)	(185,458)
Income from mine operations		28,495	44,244
Care and maintenance expense		(407)	(2,013)
Exploration expense		(3,188)	(2,967)
General and administration expense	11	(11,830)	(7,359)
Income from operations		13,070	31,905
Finance expense		(9,421)	(8,680)
Finance income		809	374
Share of net loss of associate	6	(1,580)	(2,660)
Other (expense) income	12	(18,998)	49,335
(Loss) income before taxes		(16,120)	70,274
Income tax (expense)		(3,659)	(19,957)
Net (loss) income		$(19,779)	$50,317

Net (loss) income per share
Basic	13	$(0.07)	$0.21
Diluted	13	$(0.07)	$0.14
Weighted average shares outstanding
Basic	13	302,227,870	242,576,291
Diluted	13	302,227,870	291,620,441

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Comprehensive (Loss) Income
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of United States dollars)

	Note	2022	2021
Net (loss) income		$(19,779)	$50,317
Other comprehensive (loss) income (“OCI”)
Items that may be reclassified subsequently to net income:
Foreign currency translation		6,480	—
Items that will not be reclassified subsequently to net income:
Net decrease in fair value of marketable securities and other investments in equity instruments		(63,285)	—
Income tax recovery relating to change in fair value of marketable securities and other investments in equity instruments		8,543	—
Total OCI		(48,262)	—
Total comprehensive (loss) income		$(68,041)	$50,317

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Cash Flows
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of United States dollars)

	Note	2022	2021
Cash provided (used in) by:
Operating activities
Net (loss) income for the period		$(19,779)	$50,317
Adjustments for:
Depreciation and depletion		42,605	39,779
Finance expense		9,421	9,525
Change in fair value of derivatives	12	9,196	(53,935)
Settlements of derivatives	8(a)(ii),(b)(i)	(12,172)	(10,088)
Loss on disposal of assets		410	3,147
Unrealized foreign exchange loss		14,171	2,046
Share-based compensation expense (recovery)	9(c)	1,812	(105)
Income tax (recovery) expense		3,659	19,957
Income taxes paid		(6,149)	(960)
Other		(9,714)	2,278
Operating cash flow before non-cash changes in working capital		33,460	61,961
Non-cash changes in working capital	15	(49,814)	17,402
		(16,354)	79,363
Investing activities
Expenditures on mineral properties, plant and equipment		(123,880)	(70,874)
Investment in i-80 Gold Corp.		—	(20,750)
Other		(941)	1,982
		(124,821)	(89,642)
Financing activities
Repayment of loans and borrowings		(6,667)	—
Interest paid		(5,422)	(5,301)
Lease payments		(5,515)	(3,766)
Proceeds from exercise of warrants and stock options	9(a)	10,002	1,210
Other		—	(1,291)
		(7,602)	(9,148)
Effect of foreign exchange on cash and cash equivalents		4,489	(5,169)
Decrease in cash and cash equivalents		(144,288)	(24,596)
Cash and cash equivalents – beginning of period		305,498	344,926
Cash and cash equivalents – end of period		$161,210	$320,330
Change in cash and cash equivalents reclassified as held for sale		(10,039)	(2,801)
Cash and cash equivalents, excluding amounts classified as held for sale – end of period		$151,171	$317,529

The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Condensed Consolidated Interim Statements of Changes in Equity
For the three months ended March 31, 2022 and 2021
(Expressed in thousands of United States dollars, except for share amounts)

		Common Shares
	Note	Number	Amount	Reserves	AOCI	Retained Earnings (Deficit)	Total
Balance – December 31, 2021		301,324,604	$2,006,777	$47,038	$84,939	$446,591	$2,585,345
Shares issued on exercise of warrants and stock options, and settlement of RSUs and pRSUs	8(b)(ii), 9(a)	1,898,750	16,869	(6,266)	—	—	10,603
Share-based compensation	9(c)	—	—	1,164	—	—	1,164
Net loss and total comprehensive loss		—	—	—	(48,262)	(19,779)	(68,041)
Balance – March 31, 2022		303,223,354	$2,023,646	$41,936	$36,677	$426,812	$2,529,071

Balance – December 31, 2020		242,354,406	$1,518,042	$38,779	$—	$(108,298)	$1,448,523
Shares issued on exercise of warrants and stock options, and settlement of RSUs	8(b)(ii), 9(a)	487,462	3,821	(1,249)	—	—	2,572
Share-based compensation	9(c)	—	—	1,780	—	—	1,780
Net income and total comprehensive income		—	—	—	—	50,317	50,317
Balance – March 31, 2021		242,841,868	$1,521,863	$39,310	$—	$(57,981)	$1,503,192
The accompanying notes form an integral part of these condensed consolidated interim financial statements.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
1.    NATURE OF OPERATIONS
Equinox Gold Corp. (the “Company” or “Equinox Gold”) was incorporated under the Business Corporations Act of British Columbia on March 23, 2007. Equinox Gold’s primary listing is on the Toronto Stock Exchange (“TSX”) in Canada where its common shares trade under the symbol “EQX”. The Company’s shares also trade on the NYSE American Stock Exchange in the United States under the symbol “EQX”. The Company's corporate office is at Suite 1501, 700 West Pender Street, Vancouver, British Columbia, Canada, V6C 1G8.
Equinox Gold is a mining company engaged in the operation, acquisition, exploration and development of mineral properties, with a focus on gold.
All of the Company’s principal properties are located in the Americas. The Company’s principal properties and material subsidiaries are wholly owned except for Greenstone Gold Mines LP, which is a joint operation that owns the Greenstone development project (“Greenstone”) in which the Company has a 60% interest.
On April 21, 2022, the Company completed the sale of its Mercedes Mine ("Mercedes"), the assets and liabilities of which were classified as held for sale at March 31, 2022 and December 31, 2021 (note 4).
On April 7, 2021, the Company completed the acquisition of Premier Gold Mines Limited ("Premier") ("the Premier Acquisition") which included the acquisition of a 50% interest in Greenstone and a 100% interest Mercedes ("Mercedes") in Mexico. On April 16, 2021, the Company completed the acquisition of an additional 10% interest in Greenstone. The results of operations of Premier and the additional 10% interest in Greenstone are included in these condensed consolidated interim financial statements from the dates of acquisition.
2.    BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a)Statement of compliance
These unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 - Interim Financial Reporting ("IAS 34") as issued by the International Accounting Standards Board (“IASB”). These unaudited condensed consolidated interim financial statements do not include all of the information required for annual financial statements prepared using International Financial Standards ("IFRS") and should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2021. The accounting policies applied in the preparation of these unaudited condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company's audited consolidated interim financial statements for the year ended December 31, 2021.
These unaudited condensed consolidated interim financial statements were approved and authorized for issuance by the Board of Directors on May 3, 2022.
(b)Amended IFRS standard not yet effective
In May 2021, the IASB issued Deferred Tax related to Assets and Liabilities Arising from a Single Transaction which amended IAS 12, Income Taxes (“IAS 12”). The amendments narrowed the scope of the recognition exemption in IAS 12, relating to the recognition of deferred tax assets and liabilities, so that it no longer applies to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences such as leases and reclamation and closure cost provisions. The amendments are effective for annual reporting periods beginning on or after January 1, 2023 to transactions that occur on or after the beginning of the earliest comparative period presented. Earlier application is permitted. The Company is currently assessing the impact of the amendments on its consolidated financial statements.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
3.    INVENTORIES

	March 31, 2022	December 31, 2021
Heap leach ore	$280,004	$258,197
Stockpiled ore	9,471	11,118
Work-in-process	16,310	17,400
Finished goods	3,207	3,395
Supplies	38,604	35,777
Total inventories	$347,596	$325,887

Classified and presented as:
Current	$214,900	$201,622
Non-current	132,696	124,265
	$347,596	$325,887
The non-current inventories at March 31, 2022 and December 31, 2021 relate to heap leach ore at the Mesquite Mine ("Mesquite") and the Castle Mountain Mine ("Castle Mountain") not expected to be recovered within 12 months of the reporting date.
At March 31, 2022, the Company's total provision for obsolete and slow-moving supplies inventories was $16.7 million (December 31, 2021 – $14.1 million).
During the three months ended March 31, 2022, the Company recognized within cost of sales $7.6 million (2021 – $11.9 million) in write-downs of inventories to net realizable value, mainly relating to heap leach ore at the Los Filos Mine ("Los Filos").
4.    ASSETS HELD FOR SALE
On April 21, 2022, the Company closed the sale of Mercedes to Bear Creek Mining Corporation (“Bear Creek”) (the “Transaction”) for the following consideration:
•$75 million in cash paid on closing of the Transaction;
•$25 million in cash payable within six months of closing of the Transaction;
•24,730,000 common shares of Bear Creek, representing approximately 16.6% of the issued and outstanding common shares of Bear Creek following the close of the Transaction; and
•a 2% net smelter return ("NSR") on production from Mercedes.
The assets and liabilities relating to Mercedes were classified as held for sale at December 31, 2021. At March 31, 2022, the Transaction had not yet been completed and, accordingly, the assets and liabilities relating to Mercedes continued to be classified as held for sale and presented separately within current assets and current liabilities, respectively, in the statement of financial position at March 31, 2022.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
4.    ASSETS HELD FOR SALE (CONTINUED)

The carrying amounts of the assets and liabilities of Mercedes classified as held for sale were as follows:

	March 31, 2022	December 31, 2021
Assets held for sale
Cash and cash equivalents	$14,614	$4,575
Trade and other receivables	9,070	6,878
Inventories	11,210	12,935
Mineral properties, plant and equipment	187,943	183,137
Other assets	1,341	13
	224,178	207,538
Liabilities relating to assets held for sale
Accounts payable and accrued liabilities	(12,693)	(13,282)
Derivative liabilities	(34,950)	(39,986)
Reclamation and closure cost provision	(11,505)	(11,863)
Deferred income tax liabilities	(20,598)	(18,084)
Other liabilities	(2,730)	(2,530)
	(82,476)	(85,745)
Net assets held for sale	$141,702	$121,793
The derivative liabilities relate to a gold prepay and silver stream arrangement with a third party (the “Stream Arrangement”) which the Company assumed when it acquired Premier on April 7, 2021. Under the terms of the Stream Arrangement, the Company is required to deliver 1,000 ounces of gold quarterly, subject to adjustment based on the market price of gold, until the Company has delivered a total of 9,000 ounces. In addition, the Company is required to deliver 100% of the silver production from Mercedes until the delivery of 3.75 million ounces, and 30% of silver production thereafter at a price equal to 20% of the prevailing silver price at the time of delivery. The Company is required to deliver a minimum of 300,000 ounces of silver in each calendar year until 2.1 million ounces of silver in aggregate have been delivered. As silver production from Mercedes may not be sufficient to satisfy the obligation and the Company may be required to purchase silver on the open market or settle the obligation in cash, the Stream Arrangement was accounted for as a derivative financial liability measured at fair value through profit or loss. The fair value of the Stream Arrangement is determined based on the net present value of the expected future cash flows using a discount rate that reflects the time value of money and risks associated with the liability.
As part of the Transaction, Bear Creek will assume the outstanding obligation under the Stream Arrangement. At March 31, 2022, the Company has delivered 900 ounces of gold and 215,566 ounces of silver towards the Stream Arrangement.
The changes in the carrying amount of the Stream Arrangement derivative liabilities during the three months ended March 31, 2022 were as follows:

2022
Balance – beginning of period	$39,986
Gold and silver delivered	(5,966)
Change in fair value	930
Balance – end of period	$34,950

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
5.    MINERAL PROPERTIES, PLANT AND EQUIPMENT

	Mineral properties	Plant and equipment(i)	Construction- in-progress	Exploration and evaluation assets	Total
Cost
Balance – December 31, 2021	$1,898,978	$666,243	$177,898	$51,424	$2,794,543
Additions	48,829	19,996	60,235	—	129,060
Reclassified to assets held for sale (note 4)	(4,685)	(121)	—	—	(4,806)
Disposals	—	(1,371)	—	—	(1,371)
Change in reclamation and closure cost asset	(6,860)	—	—	—	(6,860)
Foreign currency adjustment	5,502	153	1,467	121	7,243
Balance – March 31, 2022	$1,941,764	$684,900	$239,600	$51,545	$2,917,809

Accumulated depreciation and depletion
Balance – December 31, 2021	$183,002	$113,622	$—	$—	$296,624
Additions	26,692	18,120	—	—	44,812
Disposals	—	(962)	—	—	(962)
Foreign currency adjustment	—	40	—	—	40
Balance – March 31, 2022	$209,694	$130,820	$—	$—	$340,514

Net book value
At December 31, 2021	$1,715,976	$552,621	$177,898	$51,424	$2,497,919
At March 31, 2022	$1,732,070	$554,080	$239,600	$51,545	$2,577,295
(i)    Included in plant and equipment additions during the three months ended March 31, 2022 was $1.5 million in additions to right-of-use assets.
During the three months ended March 31, 2022, the Company capitalized $20.2 million and $39.8 million of costs incurred at the Santa Luz Project ("Santa Luz") and Greenstone to construction-in-progress. In addition, the Company capitalized $1.0 million of borrowing costs incurred to construction-in-progress and $1.5 million of depreciation and depletion to mineral properties and construction-in-progress.
In addition to amounts included in construction-in-progress and exploration and evaluation and evaluation assets, mineral properties at March 31, 2022 includes $514.2 million (December 31, 2021 – $510.7 million) relating to the mineral interests at Los Filos, Santa Luz and Greenstone which are currently not subject to depletion.
Certain of the Company's mining properties are subject to royalty arrangements based on their NSRs, gross revenues and other measures. At March 31, 2022, the Company's significant royalty arrangements were as follows:

Mineral property	Royalty arrangements
Mesquite	Weighted average life of mine NSR of 2%
Castle Mountain	2.65% NSR
Los Filos	3% of gross sales at Xochipala concession; 1.5% EBITDA; 0.5% gross revenues
Aurizona	1.5% of gross sales; 3-5% sliding scale NSR based on gold price
Fazenda	0.75-1.5% of gross sales
RDM	1-1.5% of gross sales

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
6.    INVESTMENT IN ASSOCIATE
At March 31, 2022, the Company had a 25.3% interest in i-80 Gold Corp. ("i-80 Gold") (December 31, 2021 - 25.5% interest).
The following table summarizes the change in carrying amount of the Company’s investment in i-80 Gold from December 31, 2021 to March 31, 2022:

Balance – December 31, 2021	$125,313
Share of net loss	(1,580)
Balance – March 31, 2022	$123,733
Summarized financial information in respect of the Company's associate as at March 31, 2022 and December 31, 2021 is set out below. The summarized financial information is based on amounts included in i-80 Gold's most recent available consolidated financial statements prepared in accordance with IFRS as of December 31, 2021 and September 30, 2021, respectively, adjusted for material transactions during the three months ended March 31, 2022 and December 31, 2022, respectively, and for adjustments made by the Company in applying the equity method, including fair value adjustments on acquisition of interest in the associate.

	March 31, 2022	December 31, 2021
Cash and cash equivalents	$87,658	$51,627
Other current assets	33,838	55,606
Non-current assets	534,853	131,426
Total assets	656,349	238,659
Other current liabilities	29,919	12,956
Non-current financial liabilities	64,507	37
Other non-current liabilities	154,945	18,456
Total liabilities	249,371	31,449
Net assets (100%)	406,978	207,210
Equinox Gold's share of net assets	103,119	52,814
Adjustments to Equinox Gold's share of net assets	20,614	72,499
Carrying amount	$123,733	$125,313

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
7.    LOANS AND BORROWINGS

	March 31, 2022	December 31, 2021
Credit Facility	$273,706	$279,621
2020 Convertible Notes	130,010	129,320
2019 Convertible Notes	132,531	131,741
Total loans and borrowings	$536,247	$540,682

Classified and presented as:
Current	$26,667	$26,667
Non-current	509,580	514,015
	$536,247	$540,682
The Credit Facility is subject to standard conditions and covenants, including maintenance of debt service coverage ratio, leverage ratio and minimum liquidity of $50 million. At March 31, 2022, the Company was in compliance with these covenants.
8.    DERIVATIVE FINANCIAL INSTRUMENTS
(a)Derivative assets
The following is a summary of the Company's derivative assets measured at fair value through profit or loss ("FVTPL"):

	March 31, 2022	December 31, 2021
Solaris Warrants(i)	$86,595	$122,919
i-80 Gold Warrants	721	581
Gold deliveries	978	952
Foreign exchange contracts(ii)	6,032	—
	$94,326	$124,452

Classified and presented as:
Current	$94,181	$124,234
Non-current	145	218
	$94,326	$124,452
(i)Solaris Warrants
The Company holds 10,218,750 warrants that are each exercisable into one common share of Solaris Resources Inc. ("Solaris"), with exercise prices ranging from C$1.20 to C$6.75 per share, and expiry dates ranging between November 2022 and May 2023. The fair values of the Solaris Warrants at March 31, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average assumptions:

	March 31, 2022	December 31, 2021
Risk-free rate	1.63%	0.78%
Expected life	1.0 year	1.0 year
Expected volatility	52.3%	62.8%
Expected dividend	0.0%	0.0%
Exercise price (C$)	$1.74	$1.74
Share price (C$)	$12.28	$16.94

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(a)Derivative assets (continued)
(i)Solaris Warrants (continued)

During the three months ended March 31, 2022, the Company recognized a loss of $36.3 million (three months ended March 31, 2021 – $3.3 million gain) on revaluation of the Solaris Warrants in other expense. On April 28, 2022, the Company exercised 1 million of the outstanding warrants to purchase 1 million common shares of Solaris at C$6.75 per share.
(ii)Foreign exchange contracts
The Company has implemented a foreign currency exchange risk management program to reduce its exposure to fluctuations in the value of the Brazilian Réal ("BRL"), the Mexican Peso ("MXP") and the Canadian Dollar ("CAD"). At March 31, 2022, the Company had in place USD:BRL and USD:MXN put and call options and USD:CAD call options with the following notional amounts, weighted average rates and maturity dates:

	USD notional amount		Call options' weighted average strike price	Put options' weighted average strike price
Currency	Within 1 year	1-2 years
BRL	$109,613	$1,000	4.92	5.81
MXN	60,000	2,000	20.65	23.98
CAD	32,813	—	1.28	—
The foreign exchange contracts have not been designated as hedges and are measured at fair value, determined based on forward foreign exchange rates, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the foreign exchange contracts outstanding during the three months ended March 31, 2022 and 2021:

	2022	2021
Balance – beginning of period	$(12,061)	$(12,507)
Change in fair value	18,135	(11,114)
Settlements	(42)	(230)
Balance – end of period	$6,032	$(23,851)
The fair value of the foreign exchange contracts at March 31, 2022 was an asset of $6.0 million (December 31, 2021 – liability of $12.1 million), of which $5.9 million is presented as current derivative assets (December 31, 2021 – current derivative liabilities of $11.5 million).

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities
The following is a summary of the Company's derivative liabilities measured at FVTPL:

	March 31, 2022	December 31, 2021
Gold collars and forward contracts(i)	$27,893	$33,336
Foreign exchange contracts (note 8(a)(ii))	—	12,061
Equinox Gold warrant liability(ii)	4,058	5,177
Solaris warrant liability(iii)	9,381	27,697
Contingent consideration – Greenstone(iv)	7,540	6,586
	$48,872	$84,857

Classified and presented as:
Current	$41,332	$77,699
Non-current	7,540	7,158
	$48,872	$84,857
(i)Gold collar and forward contracts
As part of the Company's acquisition of Leagold Mining Corporation in March 2020 (the "Leagold Acquisition"), the Company assumed gold collar contracts with put and call strike prices of $1,325 and $1,425 per ounce, respectively, for 3,750 ounces per month to September 2022. The Company also assumed forward contracts with an average fixed gold price of $1,350 per ounce for 4,583 ounces per month to September 2022. At March 31, 2022, the Company had 22,500 ounces and 27,500 ounces remaining to be delivered under its gold collar and forward contracts, respectively.
The gold collar and forward contracts have not been designated as hedges and are measured at fair value, determined based on forward gold prices, at the end of each reporting period with changes in fair value recognized in other income or expense.
The following table summarizes the changes in the gold collar and forward contracts outstanding during the three months ended March 31, 2022 and 2021:

	2022	2021
Balance – beginning of period	$33,336	$91,393
Change in fair value	6,771	(31,749)
Settlements	(12,214)	(10,319)
Balance – end of period	$27,893	$49,325

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(ii)Equinox Gold warrant liability
The following table summarizes the changes in the Company's outstanding share purchase warrants, which have exercise prices denominated in Canadian dollars and are therefore accounted for as derivative financial liabilities measured at FVTPL with changes in fair value recognized in other income or expense:

	Number of warrants	Weighted average exercise price (C$)
Outstanding – December 31, 2021	1,669,517	$8.69
Exercised	(393,400)	10.42
Expired	(662,000)	10.81
Outstanding – March 31, 2022	614,117	$5.30
The following table summarizes information about the Company's outstanding share purchase warrants at March 31, 2022:

Range of exercise price (C$)	Number of warrants	Weighted average exercise price (C$)	Expiry dates
$5.05 - $5.30(1)	614,117	$5.30	December 2022 - May 2023
(1)    The outstanding warrants at March 31, 2022 are exercisable into one common share of Equinox Gold and one-quarter of a common share of Solaris. Equinox Gold will receive nine-tenths of the proceeds from the exercise of each of these warrants and the remaining proceeds will be paid to Solaris.
The fair values of the Company's outstanding share purchase warrants at March 31, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average inputs:

	March 31, 2022	December 31, 2021
Risk-free rate	1.66%	0.34%
Expected life	1.09 years	0.6 years
Expected volatility	50.0%	46.8%
Expected dividend	0.0%	0.0%
Share price (C$)	$13.39	$11.60
The changes in the carrying amounts of the Company's outstanding share purchase warrants during the three months ended March 31, 2022 and 2021 were as follows:

	2022	2021
Balance – beginning of period	$5,177	$50,666
Exercised	(603)	(1,363)
Change in fair value	(516)	(29,984)
Balance – end of period	$4,058	$19,319

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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8.    DERIVATIVE FINANCIAL INSTRUMENTS (CONTINUED)
(b)Derivative liabilities (continued)
(iii)Solaris warrant liability
In connection with the sale of the Company's partial interest in Solaris in April 2021, the Company granted share purchase warrants to the buyer, exercisable into five million common shares of Solaris held by the Company at a price of C$10.00. The warrants are accounted for as current derivative financial liabilities measured at FVTPL with changes in fair value recognized in other income or expense. The fair values of the Solaris warrant liability at March 31, 2022 and December 31, 2021 were determined using the Black Scholes option pricing model with the following weighted average inputs:

	March 31, 2022	December 31, 2021
Risk-free rate	0.61%	0.09%
Expected life	0.08 years	0.3 years
Expected volatility	52.6%	53.7%
Expected dividend	0.0%	0.0%
Share price (C$)	$12.28	$16.94
During the three months ended March 31, 2022, the Company recognized a gain of $18.3 million (three months ended March 31, 2021 – nil) on revaluation of the Solaris warrant liability in other income. The outstanding warrants were all exercised on April 20, 2022. Equinox received $40.1 million and (C$50 million) on exercise of the warrants.
(iv)Contingent consideration - Greenstone
As part of the consideration for the Company’s acquisition of an additional 10% interest in Greenstone in April 2021, the Company assumed contingent payment obligations. The obligation to deliver approximately 2,200 ounces of refined gold, the cash equivalent value of such refined gold, or a combination thereof, after each production milestone of 250,000 ounces, 500,000 ounces and 700,000 ounces from Greenstone has been accounted for as a derivative financial liability measured at FVTPL. The fair value of the contingent consideration is determined based on the net present value of the projected cash outflows associated with the contingent payments at the milestone dates using a market-based discount rate that reflects the risk associated with the delivery of the contingent consideration.
During the three months ended March 31, 2022, the Company recognized a loss of $1.0 million (three months ended March 31, 2021 – nil) on revaluation of the derivative liability in other expense.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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9.    SHARE CAPITAL AND SHARE-BASED PAYMENTS
(a)Share issuances
During the three months ended March 31, 2022, the Company issued 1.9 million common shares on exercise of warrants and stock options and settlement of RSUs and pRSUs (2021 – 0.5 million). The average exercise price of warrants and stock options exercised during the three months ended March 31, 2022 were C$10.42 and C$9.90, respectively (2021 – C$6.59 and C$6.07, respectively).
(b)Share-based compensation plans
(i)Restricted share units ("RSUs") and restricted share units with performance-based vesting conditions ("pRSUs")
Equity-settled RSUs and pRSUs
During the three months ended March 31, 2022, the Company granted 0.3 million equity-settled RSUs and 0.3 million pRSUs to directors, officers and employees with a weighted average grant date fair value of $7.24. The RSUs granted vest over a period of 3 years. The pRSUs granted are subject to a multiplier of 0% to 200% based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
Share-based compensation expense related to the RSUs and pRSUs, based on the grant date fair value, is recognized over the vesting period with a corresponding increase in shareholders' equity (within reserves), with the cumulative amount recognized adjusted to reflect the number of RSUs and pRSUs expected to vest at each reporting date.
Cash-settled RSUs and pRSUs
During the three months ended March 31, 2022, the Company granted 0.4 million cash-settled RSUs and 0.1 million pRSUs with a weighted average grant date fair value of $7.24. The RSUs granted vest over a period of 3 years. The pRSUs granted are subject to a multiplier of 0% to 200% based on the Company's total shareholder return as compared to the S&P Global Gold Index over a three-year comparison period.
The fair values of the cash-settled RSUs and pRSUs are recognized as share-based compensation expense over the vesting period with a corresponding increase to liabilities. The liabilities are remeasured at the end of each reporting period and at the date of settlement, based on the current quoted market price of the Company's common shares and the number of RSU's and pRSU's expected to vest, with any changes in fair value recognized in share-based compensation in net income or loss.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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9.    SHARE CAPITAL AND SHARE-BASED PAYMENTS (CONTINUED)
(c)Share-based compensation
The following table summarizes the Company's share-based compensation recognized during the three months ended March 31, 2022 and 2021:

	2022	2021
RSUs and pRSUs	1,415	1,278
PSUs	414	(1,007)
Deferred Share Units	169	(316)
Stock options	$44	$150
Total share-based compensation	$2,042	$105

Recognized in the consolidated financial statements as follows:
Equity-settled:
General and administration expense	$875	$1,556
Operating expense	59	224
Capitalized within construction-in-progress	230	—
Cash-settled:
General and administration expense (recovery)	394	(1,658)
Operating expense (recovery)	484	(25)
Exploration expense	—	8
Total share-based compensation	$2,042	$105
10.    OPERATING EXPENSE
Operating expense during the three months ended March 31, 2022 and 2021 consists of the following expenses by nature:

	2022	2021
Raw materials and consumables	$65,277	$56,208
Salaries and employee benefits	31,114	28,984
Contractors	35,340	23,860
Repairs and maintenance	12,752	8,674
Site administration	20,771	22,455
Royalties	4,569	5,727
	169,823	145,908
Change in inventories	(17,473)	890
Total operating expense	$152,350	$146,798
11.    GENERAL AND ADMINISTRATION EXPENSE
General and administration expense during the three months ended March 31, 2022 and 2021 consists of the following expenses by nature:

	2022	2021
Salaries and benefits	$3,624	$2,424
Share-based compensation	1,269	(102)
Professional fees	3,452	2,378
Office and other expenses	3,195	2,490
Depreciation	290	169
Total general and administration expense	$11,830	$7,359

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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12.    OTHER (EXPENSE) INCOME
Other (expense) income during the three months ended March 31, 2022 and 2021 consists of the following:

	2022	2021
Foreign exchange (loss) gain	$(12,042)	$923
Change in fair value of gold contracts (note 8(b)(i))	(6,771)	31,749
Change in fair value of foreign exchange contracts (note 8(a)(ii))	18,135	(11,114)
Change in fair value of warrants (note 8(a)(i),8(b)(ii),8(b)(iii))	(18,676)	33,300
Change in fair value of contingent consideration (note 8(b)(iv))	(954)	—
Change in fair value of Stream Arrangement	(930)	—
Other expense	2,240	(5,523)
Total other (expense) income	$(18,998)	$49,335
13.    NET (LOSS) INCOME PER SHARE
The calculations of basic and diluted EPS for the three months ended March 31, 2022 and 2021 were as follows:

	2022			2021
	Weighted average shares outstanding	Net (loss)	Net (loss) per share	Weighted average shares outstanding	Net income	Net income per share
Basic EPS	302,227,870	$(19,779)	$(0.07)	242,576,291	$50,317	$0.21
Dilutive stock options	—	—		1,248,817	—
Dilutive RSUs and pRSUs	—	—		1,780,309	—
Dilutive Convertible Notes	—	—		44,458,210	4,318
Dilutive warrants	—	—		1,556,814	(14,705)
Diluted EPS	302,227,870	$(19,779)	$(0.07)	291,620,441	$39,930	$0.14
14.    SEGMENT INFORMATION
Operating results of operating segments are regularly reviewed by the Company's chief operating decision maker to make decisions about resources to be allocated to the segment and to assess performance. The Company considers each of its mine sites as a reportable operating segment. The following tables present significant information about the Company's reportable operating segments as reported to the Company's chief operating decision maker:

Three months ended March 31, 2022
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$31,681	$(23,802)	$(5,421)	$—	$—	$2,458
Castle Mountain	9,877	(4,763)	(819)	—	—	4,295
Los Filos	71,472	(62,760)	(11,233)	(89)	—	(2,610)
Mercedes(1)	23,907	(12,306)	(751)	(649)	—	10,201
Aurizona	44,460	(22,567)	(10,881)	(412)	—	10,600
Fazenda	27,917	(13,913)	(11,415)	(237)	—	2,352
RDM	13,443	(11,788)	(1,796)	(832)	(373)	(1,346)
Santa Luz(4)	404	(451)	—	(560)	—	(607)
Greenstone(2)	—	—	—	(362)	—	(362)
Corporate and other	—	—	—	(47)	(11,864)	(11,911)
	$223,161	$(152,350)	$(42,316)	$(3,188)	$(12,237)	$13,070

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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14.    SEGMENT INFORMATION (CONTINUED)

Three months ended March 31, 2021
	Revenue	Operating expense	Depreciation and depletion	Exploration expense	Other expenses	Income (loss) from operations
Mesquite	$41,429	$(24,951)	$(4,097)	$—	$—	$12,381
Castle Mountain	5,416	(2,188)	(506)	(444)	—	2,278
Los Filos	50,736	(56,938)	(7,537)	(85)	(1,089)	(14,913)
Aurizona	58,162	(22,786)	(9,667)	(741)	—	24,968
Fazenda	30,762	(12,505)	(8,881)	(1,280)	—	8,096
RDM	28,059	(14,839)	(5,951)	(73)	—	7,196
Santa Luz	—	—	—	(232)	(397)	(629)
Corporate and other(3)	15,138	(12,591)	(2,021)	(112)	(7,886)	(7,472)
	$229,702	$(146,798)	$(38,660)	$(2,967)	$(9,372)	$31,905
(1)The above segment information for the three months ended March 31, 2022 includes the results of Mercedes, which was acquired as part of the Premier Acquisition on April 7, 2021 and sold on April 21, 2022.
(2)The above segment information for the three months ended March 31, 2022 includes the Company's 60% share of the results of Greenstone. The Company acquired a 50% interest in Greenstone as part of the Premier Acquisition on April 7, 2021, and an additional 10% on April 16, 2021.
(3)Corporate and other includes the results of the Pilar Mine in Brazil until April 16, 2021, the date of disposition.
(4)The first gold pour occurred at Santa Luz during the three months ended March 31, 2022. Based on the level of production achieved, the Company assessed and determined that Santa Luz had not yet reached commercial production as at March 31, 2022.

	Total assets		Total liabilities
	March 31, 2022	December 31, 2021	March 31, 2022	December 31, 2021
Mesquite	$295,381	$332,555	$(62,306)	$(74,543)
Castle Mountain	273,736	261,631	(24,098)	(25,607)
Los Filos	1,100,201	1,108,533	(268,967)	(274,664)
Mercedes(1)	224,178	207,538	(82,476)	(85,849)
Aurizona	347,053	363,703	(39,559)	(51,546)
Fazenda	138,640	138,143	(38,765)	(41,325)
RDM	139,695	119,468	(23,377)	(20,515)
Santa Luz	257,587	234,490	(23,542)	(22,016)
Greenstone	544,953	498,529	(127,885)	(120,657)
Corporate and other(2)	513,183	702,771	(614,561)	(665,294)
	$3,834,607	$3,967,361	$(1,305,536)	$(1,382,016)
(1)At March 31, 2022 and December 31, 2021, the assets and liabilities of Mercedes were classified as held for sale (note 4). Mercedes was sold on April 21, 2022.
(2)Corporate and other includes the Company's investment in i-80 Gold.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
14.    SEGMENT INFORMATION (CONTINUED)

	Capital Expenditures
	March 31, 2022	March 31, 2021
Mesquite	$2,824	$54,769
Castle Mountain	9,008	4,134
Los Filos	19,111	26,138
Mercedes	5,590	—
Aurizona	12,396	5,530
Fazenda	3,633	3,480
RDM	14,487	8,306
Santa Luz	20,609	8,286
Greenstone	40,099	—
Corporate and other(2)	1,303	1,488
	$129,060	$112,131
(1)Corporate and other includes capital expenditures at the Pilar Mine for the three months ended March 31, 2021.

15.    SUPPLEMENTAL CASH FLOW INFORMATION
The non-cash changes in working capital during the three months ended March 31, 2022 and 2021 were as follows:

	2022	2021
Decrease in trade and other receivables	$1,680	$1,828
(Increase) decrease in inventories	(17,473)	14,637
Decrease in prepaid expenses and other current assets	4,685	1,894
(Decrease) in accounts payable and accrued liabilities	(38,706)	(957)
Non-cash changes in working capital	$(49,814)	$17,402
During the three months ended March 31, 2021, there was also an increase in restricted cash and current derivative liabilities in relation to subscription receipts of $59.6 million.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

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16.    FAIR VALUE MEASUREMENTS
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy categorizes inputs to valuation techniques used in measuring fair value into the following three levels:
Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 – inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices).
Level 3 – unobservable inputs for which market data are not available.
(a)Financial assets and financial liabilities measured at fair value
The fair values of the Company's financial assets and financial liabilities that are measured at fair value in the statement of financial position and the levels in the fair value hierarchy into which the inputs to the valuation techniques used to measure the fair values are categorized are as follows:

At March 31, 2022	Level 1(i)	Level 2(ii)	Level 3(iii)	Total
Marketable securities(2)	$177,368	$—	$—	$177,368
Derivative assets(1)	—	94,326	—	94,326
Other financial assets(2)	—	—	2,294	2,294
Derivative liabilities(1)	—	(41,332)	(7,540)	(48,872)
Net financial assets (liabilities)	$177,368	$52,994	$(5,246)	$225,116

At December 31, 2021
Marketable securities(2)	$240,530	$—	$—	$240,530
Derivative assets(1)	—	124,452	—	124,452
Other financial assets	—	—	2,294	2,294
Derivative liabilities(1)	—	(78,271)	(6,586)	(84,857)
Net financial assets (liabilities)	$240,530	$46,181	$(4,292)	$282,419
(1)    Includes current and non-current derivatives (note 8).
(2)    Marketable securities and Other financial assets are measured at fair value through OCI.
There were no amounts transferred between levels of the fair value hierarchy during the three months ended March 31, 2022 and 2021.
(i)The fair values of marketable securities are based on the quoted market price of the underlying securities.
(ii)The fair values of derivative assets and certain of its derivative liabilities are measured using Level 2 inputs. The fair values of the Company's investments in warrants, share purchase warrants and Solaris warrant liability are determined using the Black Scholes option pricing model that uses a combination of quoted market prices and market-derived inputs such as expected volatility. The fair values of the Company's gold collar and forward contracts are based on forward metal prices, and the fair values of the Company's foreign currency contracts are based on forward foreign exchange rates.
(iii)The fair value of the contingent consideration derivative liability relating to Greenstone is calculated as the present value of projected future cash flows using a market-interest rate that reflects the risk associated with the delivery of the contingent consideration. The projected cash flows are affected by assumptions related to the achievement of production milestones.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
16.    FAIR VALUE MEASUREMENTS (CONTINUED)
(b)Financial assets and financial liabilities not already measured at fair value
At March 31, 2022, the fair values of the Company's financial assets and financial liabilities, excluding lease liabilities, that are not measured at fair value in the statement of financial position as compared to the carrying amounts were as follows:

		March 31, 2022		December 31, 2021
	Level	Carrying amount	Fair value	Carrying amount	Fair value
Receivables from asset sales(i)	3	$10,879	$10,879	$10,321	$10,321
Credit Facility(ii)	2	273,706	280,553	279,621	287,255
Convertible Notes(iii)	2	262,541	433,047	261,061	384,143
(i)The fair values of receivables from sales of the Company's non-core assets are calculated as the present value of expected future cash flows based on expected amounts and timing of future cash flows discounted using a market rate of interest for similar instruments.
(ii)The fair value of the Credit Facility is calculated as the present value of future cash flows based on contractual cash flows discounted using a market rate of interest for similar instruments.
(iii)The fair value of the Convertible Notes represents the fair value of the debt component of $275.9 million (December 31, 2021 - $277.7 million) and the fair value of the equity component of $157.2 million (December 31, 2021 - $106.4 million). The fair value of the debt component is calculated as the present value of future cash flows based on the contractual cash flows discounted using a market rate of interest for similar instruments.
(iv)At March 31, 2022 and December 31, 2021, the carrying amounts of the Company's cash and cash equivalents, restricted cash, trade and other current receivables, accounts payable and accrued liabilities and other current liabilities approximate their fair values due to the short-term nature of the instruments.
17.    CONTINGENCIES AND OTHER RISKS
At March 31, 2022, the Company had the following outstanding matters:
(a)Legal
The Company is a defendant in various lawsuits and legal actions for alleged fines, labour related and other matters in the jurisdictions in which it operates. Management regularly reviews these lawsuits and legal actions with outside counsel to assess the likelihood that the Company will ultimately incur a material cash outflow to settle a claim. To the extent management believes it is probable that a cash outflow will be incurred to settle a claim, a provision for the estimated settlement amount is recognized. At March 31, 2022, the Company recognized a provision of $15.0 million (December 31, 2021 – $11.6 million) for legal matters which is included in other non-current liabilities.
(b)Tax
The Company is contesting federal income and municipal VAT assessments in Brazil. Brazilian courts often require a taxpayer to post cash or a guarantee for the disputed amount before hearing a case. It can take up to five years to complete an appeals process and receive a final verdict. At March 31, 2022, the Company recognized restricted cash of $6.0 million (December 31, 2021 – $4.6 million) in relation to insurance bonds for tax assessments in the appeals process. The Company may be required to post additional security in the future, by way of cash, insurance bonds or equipment pledges, with respect to certain federal income and municipal tax assessments being contested, the amounts and timing of which are uncertain. The Company and its advisor believe the federal income and municipal tax assessments under appeal are wholly without merit and it is not probable that a cash outflow will occur. Accordingly, no provision has been recognized with respect to these matters.

Notes to Consolidated Financial Statements
For the three months ended March 31, 2022 and 2021
(Tables expressed in thousands of United States dollars, except share and per share amounts)

Mine
17.    CONTINGENCIES AND OTHER RISKS (CONTINUED)
(c)Environmental
A historic rain event caused widespread flooding in the Aurizona region in late March 2021 and a fresh water pond on the Aurizona site overflowed during the rain event. The tailings facility and other infrastructure at the Aurizona site remained operational. The Company received notices from the local state government of environmental infractions related to turbidity in the local water supply at Aurizona with associated fines at March 31, 2022 totaling $10.7 million (December 31, 2021 – $9.2 million). In addition to the fines, pubic civil actions have been filed against the Company in the State and Federal courts claiming various damages as a result of the rain event. The Company and its advisors believe the fines and public civil actions are without merit and it is not probable that a cash outflow will occur. Accordingly, no amount has been recognized in relation to the fines.
(d)COVID-19
In March 2020, the COVID-19 outbreak was declared a global pandemic by the World Health Organization. The pandemic and efforts to contain it have significantly impacted the global economy, including commodity prices, and disrupted global supply chains and capital markets. The Company has implemented preventative measures at each of its sites and corporate office in collaboration with the Company's employees, contractors, host communities and governments to limit the exposure to and spread of COVID-19.
While the Company's operations continue to experience some effects from the COVID-19 pandemic, there have been no government-mandated shut downs since the second quarter of 2020 and the Company has not experienced any material sales or supply chain disruptions. To date, the effects of COVID-19 on the Company have included mine standby costs incurred during the temporary suspension of operations during the second quarter of 2020 and the subsequent ramp up of operations, incremental costs related to increased health and safety protocols and other COVID-19 related protocols and workforce participation. Additionally, in 2021 and the first quarter of 2022, operations have experienced higher inflation on material inputs due to COVID-19 driven market conditions.
As the COVID-19 pandemic continues to evolve in 2022, the magnitude of its effects on the economy, and on the Company's operating plan, financial and operational performance is uncertain. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company's future results and cash flows and result in write-downs of its non-current assets.
The above matters could have an adverse impact on the Company's financial performance, cash flows and results of operations if they are not resolved favorably.